SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NOV TRAFFIC GROWS 15% TO 8.8M CUSTOMERS
LOAD FACTOR RISES TO 95% ON LOWER FARES
Ryanair, Europe's favourite airline, today (5 Dec) released November traffic statistics as follows:
    ● Traffic grew 15% to 8.8m customers.
    ● Load factor rose 2% points to 95%
    ● Rolling annual traffic to Nov grew 16% to 115.5m customers.
	Nov 15	Nov 16	Change
Customers	7.7M	8.8M	+15%
Load Factor	93%	95%	+2%

Ryanair's Kenny Jacobs said:
"Ryanair's November traffic grew by 15% to 8.8m customers, on the back of lower fares and the continuing success of our "Always Getting Better" customer experience programme.
Customers can look forward to even lower fares when they make advance bookings for summer 2017, so there's never been a better time to book a low fare flight on Ryanair and we urge all customers who wish to book their summer 2017 holidays to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fares in Europe."
ENDS
For further information
Please contact:

Robin Kiely	Piaras Kelly
Ryanair DAC	Edelman Ireland
Tel: +353-1-9451949	Tel: +353-1-6789333
press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 December, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary